AngloGold Ashanti

NYSE | JSE | GSE

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

Q3 2025
EARNINGS RESULTS

11 NOVEMBER 2025

Geita, Tanzania

INVESTOR NOTE | DISCLAIMER



Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt (cash)" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in the appendices to this presentation or in AngloGold Ashanti's Earnings Release for Q3 2025, which is available on its website.

Website: **w w w . a n g l o g o l d a s h a n t i . c o m**

MINERAL RESOURCE AND MINERAL RESERVE INFORMATION



The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2024 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December 2024, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti's investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,900/oz (2023: $1,750/oz), a copper price of $3.50/lb (2023: $3.50/lb), a silver price of $23.00/oz (2023: $21.64/oz) and a molybdenum price of $12.00/lb (2023: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,600/oz (2023: $1,400/oz), a copper price of $2.90/lb (2023: $2.90/lb) and a silver price of $19.50/oz (2023: $19.58/oz), unless otherwise stated.

The scientific and technical information in respect of AngloGold Ashanti's Mineral Resource and Mineral Reserve for the financial year ended 31 December 2024, contained in this document has been reviewed and approved for release by Mrs. TM Flitton, Chairperson of AngloGold Ashanti's Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA. Mrs. TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 23 years' experience in mining with 12 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.



RECORD PERFORMANCE ACHIEVED



We continuously strive to remove harm and injury from our operations.

Cuiabá, Brazil

Total Recordable Injury Frequency Rate*
Injuries per million hours worked

-79%

ICMM 2024 member companies avg. 2.29

0.96

— TRIFR

2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 YTD

*TRIFR: *Total Recordable Injury Frequency Rate (excludes non-managed joint ventures)*



RECORD CASH GENERATION - ANOTHER HEALTHY DIVIDEND DECLARATION

Sukari, Egypt

Q3 2025 HIGHLIGHTS | ROBUST FINANCIAL PERFORMANCE



STRONG OPERATIONAL AND FINANCIAL PERFORMANCE

Improved fundamentals supporting performance

768,000oz

▲ **17% Gold production**
(Q3 2024: 657,000oz)

Obuasi	▲ 16koz
Kibali	▲ 15koz
Geita	▲ 7koz
Cuiabá	▲ 4koz



OPERATIONAL DELIVERY

$
COST MANAGEMENT

TCC* for managed ops flat year on year in real terms

$1,225/oz**   y-o-y increase   ▲ 5%

▲**Group total cash costs***
(Q3 2024: $1,172/oz)   Aggregate inflation   c.5%

Earnings, cash flow increase ahead of gold price

$920m
▲ **141% Free cash flow***
(Q3 2024: $381m)

$672m
▲ **185% Headline earnings*****
(Q3 2024: $236m)

$1.56bn
▲ **109% Adj. EBITDA***
(Q3 2024: $746m)

$669m
▲ **200% Basic earnings**
(Q3 2024: $223m)



CASH FLOW AND EARNINGS

BALANCE SHEET AND CAPITAL ALLOCATION

Robust balance sheet underpinned by strong liquidity

c.**$3.9**bn
Strong liquidity

$450m
Adjusted net cash*
(Q3 2024: Adjusted net debt $906m)

$0.91/sh
Dividends declared
c.$460m Q3 2025
c. **$927m YTD** 2025

Full-year 2025 guidance reaffirmed

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.
**Total cash costs* $1,244/oz for managed operations and $1,068/oz for non-managed joint ventures in Q3 2025; $1,186/oz for managed operations and $1,053/oz for non-managed joint ventures in Q3 2024.*
***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*

CONVERTING | GOLD PRICE TO SHAREHOLDER RETURNS



Dividend Policy Change

1,858

956

439

927

2024

YTD 2025

■ Free cash flow* ■ Dividend declared*

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.
*Dividend data is based on dividends declared in the current fiscal year; dividend formula for H1 2024 is based on 20% of the free cash flow, before growth capital expenditure compared to dividend formula for H2 2024 and YTD 2025, pays a base dividend of $0.50 per share annually, plus a variable dividend to achieve a 50% payout of free cash flow

AngloGoldAshanti

GROUP PERFORMANCE | Q3 2025 AT A GLANCE



OUR PORTFOLIO OF WORLD CLASS ASSETS AND PROJECTS

United States of America

Arthur Gold Project(a)
North Bullfrog Project
Mother Lode
Sterling(b)

Colombia

Quebradona

La Colosa

Guinea
Siguiri (85%)

DRC
Kibali (45%) (c)

Ghana
Obuasi
Iduapriem

Egypt
Sukari (50%)

Tanzania
Geita

Brazil
AGA Mineração (Cuiabá)
Serra Grande

Argentina
Cerro Vanguardia (92.5%)

Australia
Tropicana (70%)
Sunrise Dam

Legend

- 🟠 Tier 1 Assets
- ⭐ Tier 1 Projects
- 🔵 Tier 2 Assets
- ⚫ Other Assets
- 🟡 Exploration

TIER 1

| Lower cost | Scale | Growth potential

Assets		**Projects**
▼		▼
Geita	Sukari	Nevada
Obuasi	Cuiabá	Quebradona
Kibali	Tropicana	

Gold Production	**TCC***	**AISC***
559koz	$1,049/oz	$1,438/oz

TIER 2

| Reliable cash generators | FP focus |
Opportunities to improve cost competitiveness

Assets
▼
Sunrise Dam
Siguiri
Iduapriem
Cerro Vanguardia

Gold Production	**TCC***	**AISC***
194koz	$1,624/oz	$2,190/oz

Notes:
(a) Arthur Gold Project (previously known as Expanded Silicon Project, includes the Silicon and Merlin deposits)
(b) Sterling includes the Crown Block deposits
(c) Operated by Barrick Mining Corporation (Barrick)

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.

ANGLOGOLDASHANTI

ORGANIC OPPORTUNITIES | STRONG RUNWAY FOR GROWTH



UNLOCKING LATENT POTENTIAL BY LEVERAGING A PROVEN OPERATING MODEL

Obuasi Ramp-up
tracking guidance

- **Gold production up 30%** y-o-y to 69koz in Q3 2025
- Tracking around **midpoint of guidance** 250koz – 300koz for 2025

Full Asset Potential
narrowing the cost gap

- FP programme drives **strong cost performance**, to offset inflationary impacts
- FP Refresh Phase has commenced across assets

Brownfield Growth
and extension life of mine

- Targeting **low risk, high return** growth and life extension opportunities
- Work underway to deliver **production growth** at Geita, Cuiabá, Iduapriem and Siguiri
- Advancing brownfield exploration at Geita and Sukari for **mine life extensions**

Advancing Nevada
in a world class jurisdiction

- Completed Augusta Gold acquisition
- Arthur **pre-feasibility study** progressing

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.

Estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.



GEITA GOLD MINE
WORLD CLASS,
MULTI-DECADE,
TIER ONE ASSET

Geita, Tanzania







GEITA | UNLOCKING UPSIDE IN A LARGE, TIER ONE ORE BODY

GEITA IS A WORLD-CLASS, LONG-LIFE GOLD DEPOSIT, DISTINGUISHED BY ITS LARGE-SCALE, HIGH-QUALITY OREBODY, CONSISTENT PRODUCTION PROFILE, AND STRONG GEOLOGICAL POTENTIAL

Geita, Tanzania

Production Contribution
100%
75%
50%
25%
0%
Geita Hill
Star & Comet
Nyamulilima O/P
Nyankanga

2024 Performance

Gold Production **483,0000z**	**Total Cash Costs*** **$984/oz**	**AISC*** **$1,418/oz**
Adj. EBITDA* **$664m**	**Capital Expenditure** **$196m**	**Free Cash Flow*** **$288m**
Mineral Reserve **3.25Moz**	**M&I Mineral Resource** **3.81Moz**	**Inferred Mineral Resource** **3.47Moz**

~200km^2 lease area
Significant exploration potential

Figures at 31 December 2024. The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated (31 December 2024). For further details on the Mineral Resource and Reserve, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024.
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.*











GEITA | UNLOCKING THE POTENTIAL

EXPLORATION

1 **Increase Mineral Reserve by c.60% to underpin a 10-year Reserve life** by accelerating annual exploration spend from **c.$35m to c.$50m**

MINING

- Open Pit
- Underground

2 **Maintain four sources of ore production -** one open pit and three underground production fronts

PROCESSING

3 **Conceptual study evaluating increasing processing capacity by c.1mtpa through** upgrading components of plant (c.$100m)

TAILINGS DISPOSAL

4 **Maintain TSF capacity** by incremental extension, followed by construction of new TSF in mid 2030's

TARGET

Increase Mineral Reserve life from 7 yrs to 10 yrs by end 2028

Plant expansion lifts production 600koz/pa

Geita, Tanzania



GEITA'S CONCESSION IS LARGE AND UNDEREXPLORED

4.3Moz
produced between 2017 – 2024

2.0Moz
Mineral Reserve added between 2017 – 2024

160%
Mineral Reserve growth after depletion

Mineral Reserve life increased to **c.7 years** from c.3 years

Total ounces added at a **cost of c.$39/oz**



Exploration ($m) - LHS   Mineral Reserve (Moz) - RHS

GEITA | A TARGET RICH EXPLORATION ENVIRONMENT



Conceptual
Unclassified Inventory
Mineral Resource:
0.85 Moz Measured
2.95 Moz Indicated
3.47 Moz Inferred
Mineral Reserve:
3.25 Moz
In LOM
Operational Flexibility
Growth
UG Targets (NY+GH-SC)
OP Targets (Nyamulilima)
Central Targets
SML Targets
Kukuluma
Star and Comet UG
Nyankanga UG
Nyamulilima Open Pit
Geita Hill UG
Central Targets
Geita Hill UG
Star and Comet UG
Nyankanga UG
Nyamulilima
Kalondwa Hill
Chipaka
Selous
Kukuluma
Star and Comet UG
Nyamulilima Open Pit
Geita Hill UG
Nyankanga UG
Stockpile
>2.5 Moz
>1 Moz
>500 koz
>250 koz
>100 koz
~3 YEARS
LONGER TERM OPTIONS

The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. For further details on the Mineral Resource and Reserve, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024.

GEITA MINERAL RESOURCE | SIGNIFICANT UPSIDE



Prospect 5

Geita Hill

Geita Hill East

Geita Hill West

Lone Cone

Nyankanga

Kalondwa Hill

Nyankanga

Fukiri – Jumanne-Samena

Drillholes Au g/t
- 0 to 0.6 g/t
- 0.6 to 2 g/t
- 2 to 3 g/t
- 3 to 5 g/t
- 5 to 10 g/t
- 10 to 25 g/t
- > 25 g/t

Mineral Resource Classification (Stopes)
- Measured
- Indicated
- Inferred
- Unclassified

Mine Development

LOM Planned Development

200 0 200 400 600 800m

GEITA HILL

Drilling to confirm ore body extensions, add Mineral Reserve

NYANKANGA

Accelerated exploration in progress to test down dip extensions of Nyankanga ore body

GEITA MINERAL RESOURCE | SIGNIFICANT UPSIDE

AFTER MORE THAN TWO DECADES OF OPERATION, WE HAVE HIGH CONFIDENCE IN RESERVE CONVERSION POTENTIAL



Star and Comet
Ridge 8
Cut 5
Cut 3
Cut 2
Nyamulilima Open Pit
Xanadu / Mabe
(Exploration Targets)
Selous
(Exploration Target)
Drillholes Au g/t
0 to 0.6 g/t
0.6 to 2 g/t
2 to 3 g/t
3 to 5 g/t
5 to 10 g/t
10 to 25 g/t
> 25 g/t
Mineral Resource Classification (Stopes)
Measured
Indicated
Inferred
Unclassified
Mine Development
LOM Planned Development
Optimisation $1,586/oz Au price
100 0 100 200 300 400

STAR AND COMET

Exploration drilling targeting Mineral Resource definition and extensions

NYAMULILIMA

Exploration drilling confirming potential for larger open pit, deposit open at depth



GEITA | CLEAR PATH TO LIFT PRODUCTION AND EXTEND LIFE

Target Mineral Reserve life of mine c.10 years

- Incremental $15m per annum allocated to Brownfields exploration
- Maintaining a high Mineral Resource to Mineral Reserve conversion rate (current c.30%)
- Supports a baseline gold production of +500koz per annum

Maintain Ore Source Flexibility

- Continue flexible ore sourcing strategy - 1 open pit and 3 underground mining fronts
- Strategic focus on high value deposits to contribute to production

Upgrade Processing Plant Capacity – in progress

- Concept study shows opportunity to expand plant capacity
- Targeting c.1.0mtpa increase in throughput to drive production to c.600koz



NEVADA

ARTHUR GOLD PROJECT
ONE OF THE LARGEST GREENFIELDS DISCOVERIES OF THE CENTURY IN THE UNITED STATES







NEVADA | PAVING THE WAY FOR ARTHUR'S GROWTH

DRILLING DATA CONTINUES TO CONFIRM THE QUALITY AND SCALE OF ARTHUR

A
B
Au ppm
10
5
1
0.5
0.3
0.1
2
1
3
Future potential 2026 drill program
Focus of 2025 drill conversion program
Oxidation Boundary
Potential extension with down drop block within host rock
Open
Open
0m
1000m

N
4
2
A
B
3
1
0 0.25 0.5 1 1.5 2 2.5
Kilometers

1 2025 Conversion Drill PFS Mine Plan
2 2026 Conversion Drilling Target
3 Potential Resource Growth
4 Silicon and other areas Long Term Growth

2023	2024 & 2025	2026 and onwards		
• Concept Study Completed • Resource Declared	• Extensive Conversion Drill Program • PFS Progress	• Complete Conversion Drill Program • Complete PFS • Progress to FS	• Permitting • Complete FS • Progress to Basic	• Detailed Engineering







NEVADA | PAVING THE WAY FOR ARTHUR'S GROWTH

SIGNIFICANT UPSIDE POTENTIAL AT ARTHUR

Arthur Gold Project potential

Extensive conversion drill program in 2024 & 2025

- Targeting Mineral Resource conversion to Mineral Reserve at year end

2026 - 2027 drilling objectives:

- Expand on known mineralized structures between Silicon and Merlin
- Test Silicon parallel structures
- Follow-up drilling in Merlin hanging wall block to the east
- Extend Silicon down dip and north to Beatty Wash

N
Beatty Wash Target
Silicon
Rhyolite Flow Mineralization and Silicon Parallel Faults
Silicon-Merlin Connection
Merlin
Bare Mountain Hanging Wall Target
Plunge +90 Azimuth 000 Looking down
0
1250
2500
3750
5000

Looking Southwest
Merlin
Merlin Mineral Resource:
12.1Moz Inferred
Open
Target area for future exploration
Open
1.5km
Silicon
Silicon Mineral Resource:
3.4Moz Indicated
0.8Moz Inferred

The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated (31 December 2024). For further details on the Mineral Resource and Reserve, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024.



RELIABLY CONVERTING HIGHER GOLD PRICE INTO CASH FLOWS AND SHAREHOLDER RETURNS

$920m

▲ **141%** from Q3 2024

Free Cash Flow*

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.

MACROECONOMIC FACTORS | INDUSTRY CONTEXT

GOLD CONTINUED TO OUTPACE MOST MAJOR ASSET CLASSES, FULLY UNHEDGED

Pricing | Average Gold Price Received* ($/oz)


Q3 2024
2,486
Q3 2025
3,490

Pricing | Average Oil Price ($/bbl)


Q3 2024
79
75
Q3 2025
68
65
Brent Crude $bbl
Oil Price WTI

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.*

The "average gold price received per ounce" for the three months and nine months ended 30 September 2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.

Inflation and Exchange Rates	2025		2024	
	Local CPI[1]	Local FX: US$[2]	Local CPI[1]	Local FX: US$[2]
USA	▲ 3.0%		2.4%	
Ghana	▼ 9.4%	▲ (0.5%)	21.5%	(17.2%)
Argentina	▼ 31.8%	▲ (46.1%)	209.0%	(245.2%)
Australia	▼ 2.1%	▼ (2.5%)	2.8%	(0.9%)
Tanzania	▲ 3.4%	▲ 0.1%	3.1%	(8.8%)
Guinea	▼ 3.7%	▼ (1.0%)	8.3%	0.0%
Egypt	▼ 11.7%	▲ (22.3%)	26.4%	(41.6%)
Brazil	▲ 5.2%	▼ (10.3%)	4.4%	(1.9%)
Colombia	▼ 5.2%	▼ (4.6%)	5.8%	11.3%
Average inflation	**4.7%**		**7.5%**	

Information sourced from Bloomberg and not always up to current reporting date
[1] Percentage change in respective index (CPI – Consumer Price Index)
[2] Percentage variance of annual FX rate (FX – Foreign Exchange)



GROUP OPERATING RESULTS | Q3 2025

ANOTHER STRONG PERFORMANCE FROM MANAGED OPERATIONS

Salient Features	Q3 2025	Q3 2024	y-o-y Δ
Gold production - Group (koz)	**768**	657	17%
Gold production - Managed operations (koz)	**682**	586	16%
Total cash costs* - Group ($/oz)	**1,225**	1,172	5%
Total cash costs* - Managed operations ($/oz)	**1,244**	1,186	5%
AISC* - Group ($/oz)	**1,720**	1,616	6%
AISC* - Managed operations ($/oz)	**1,766**	1,665	6%

All gold production and gold sold metrics are stated on a consolidated basis for managed operations and on an attributable basis for non-managed joint ventures, unless otherwise stated.
Total cash costs $1,244/oz for managed operations and $1,068/oz for non-managed joint ventures in Q3 2025; $1,186/oz for managed operations and $1,053/oz for non-managed joint ventures in Q3 2024.*
AISC $1,766/oz for managed operations and $1,355/oz for non-managed joint ventures in Q3 2025; $1,665/oz for managed operations and $1,241/oz for non-managed joint ventures in Q3 2024.*
*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.



GROUP FINANCIAL RESULTS | Q3 2025

SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

Salient Features	Q3 2025	Q3 2024	y-o-y Δ
Average gold price received* ($/oz)	**3,490**	2486***	40%
Adjusted EBITDA* ($m)	**1,556**	746	109%
Basic earnings ($m)	**669**	223	200%
Headline earnings** ($m)	**672**	236	185%
Capital expenditure - Group ($m)	**388**	295	32%
Net cash flow from operating activities ($m)	**1,419**	606	134%
Free cash flow* ($m)	**920**	381	141%
Adjusted net debt (cash)* ($m)	**(450)**	906	150%

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.*
***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*
****The "average gold price received per ounce" for the three months and nine months ended 30 September 2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.*

BUSINESS COST PERFORMANCE



STRONG CASH COST PERFORMANCE FROM MANAGED OPS DESPITE INFLATION AND SIGNIFICANT ROYALTY INCREASE

Total Cash Costs* - Q3 2025 vs Q3 2024 ($/oz)

AISC* - Q3 2025 vs Q3 2024 ($/oz)

Market driven   **Normalised**   **Controllable**

Waterfall chart (Total Cash Costs):
- Q3 2024: 1 172
- Inflation: 55
- Royalty: 56
- Fuel price: 11
- Exchange: -22
- Flex Cost: 1 272
- +9%
- Siguiri plant stoppage: 58
- Normalised: 1 330
- Non-managed: -18
- Managed: -87
- Q3 2025: 1 225
- -8%

Bar chart (AISC):
- Q3 2024: 1,616 (SIB + other 444, Total cash costs 1,172)
- Q3 2025: 1,720 (SIB + other 495, Total cash costs 1,225)
- +6%

Legend: ■ SIB + other ■ Total cash costs*

Total cash costs* $1,244/oz for managed operations and $1,068/oz for non-managed joint ventures in Q3 2025; $1,186/oz for managed operations and $1,053/oz for non-managed joint ventures in Q3 2024.
AISC* $1,766/oz for managed operations and $1,355/oz for non-managed joint ventures in Q3 2025; $1,665/oz for managed operations and $1,241/oz for non-managed joint ventures in Q3 2024.
*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.



STRONG FREE CASH FLOW* GENERATION

HIGHER GOLD PRICE AND IMPROVED MARGINS FLOW TO THE BOTTOM LINE

Free cash flow* – Q3 2025 vs Q3 2024 ($m)

381
683
224
-20
-140
77
-59
-75
-151
920
Q3 2024
Price
Sales Volume
Cash receipts from Kibali**
Ops Cost
Working capital
Taxes
Capital
Divs pd to non-controlling shareholders
Q3 2025

Free cash flow margin* trend – Q1 2024 to Q3 2025 (%)

50
45
40
35
30
25
20
15
10
5
0
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2025 for definitions and reconciliations.*
***Includes dividends received and loan repayments.*



FINANCIAL POSITION | ROBUST LIQUIDITY

STRONG LIQUIDITY | LONG-DATED MATURITIES

ADJUSTED NET CASH*	GEARING**	LIQUIDITY
$450m	**(0.09)x**	**$3.9bn**

**Adjusted Net Cash at 30 September 2025*
***Adjusted Net Debt (Cash) /Adjusted EBITDA ratio at 30 September 2025*

GUIDANCE | 2025



GROWING MARGINS AND SHAREHOLDER RETURNS

		2025
Gold production (koz)	**Group**	**2,900 – 3,225**
Costs [1] ($/oz)	**Group All-in sustaining costs**	**1,580 – 1,705**
	Group Total cash costs	**1,125 – 1,225**
Capital Expenditure [1] ($m)	**Group Total capital expenditure**	**1,620 – 1,770**
	Group Sustaining capital expenditure	**1,085 – 1,185**
	Group Non-sustaining capital expenditure	**535 - 585**

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl. Production and cash flow are expected to be weighted towards Q4 2025, given timing of production and sales at certain assets.

Cost and capital forecast ranges for 2025 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

Refer to Appendix G for full guidance breakdown.

LOOKING AHEAD

DISCIPLINED IN DELIVERY, DISTINCT IN STRATEGY AND AN ATTRACTIVE ENTRY POINT


420E
579
CAT
187
Allmand
Arthur Gold Project , Nevada



COMPETITIVE COST PROFILE | DRIVING MARGIN EXPANSION

TCC*
indexed – real (Q2 2021 = 100)

130
120
110
100
90
80
+19%
-0.4%
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
AGA real TCC
Peer Group real TCC

Real TCC* margin

80%
70%
60%
50%
40%
30%
20%
10%
0%
43%
65%
57%
68%
AGA real TCC margin
Peer real TCC margin
Q2 2021
Q3 2025

Full Asset Potential has improved efficiency and stability	Real TCC -0.4% vs +19% peer average since Q2 2021	Clear improvement to competitive position and quality of earnings

Company reports, Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont.
**AISC in real terms adjusted for US CPI.*

CONCLUSION | RE-RATING GAINS MOMENTUM, MORE TO COME

SUPERIOR YIELDS IN THE MARKET'S MOST ATTRACTIVE VALUATION QUADRANT



High Return,
Attractive Multiple
High Return,
Premium Valuation
Low Return,
Discounted Valuation
Low Return,
Premium Valuation
AGA
Bubble size: Dividend Yield, AGA NTM 5.0%
Avg. 6.0x
Avg. 9.0%
13%
12%
11%
10%
9%
8%
7%
6%
5%
4%
Free Cash Flow Yield (NTM)
4.0x
4.5x
5.0x
5.5x
6.0x
6.5x
7.0x
7.5x
8.0x
8.5x
9.0x
EV/EBITDA (NTM)

Visible Alpha data for the next twelve months (NTM) – 10 November 2025
Company reports, Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont

Superior cash flow and dividend yields, disciplined execution, and an attractive valuation position
AngloGold Ashanti for continued outperformance



www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199
amaxey@aga.gold

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
yrchowthee@aga.gold

INVESTOR RELATIONS
General e-mail enquiries

investors@anglogoldashanti.com



APPENDIX A | ALL-IN SUSTAINING COSTS

Q3 2025

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	170	198	118	128	100	-	714	123	837	110	118	115	121	464	40	40	7	123	1,225	1,348
By-product revenue	(1)	(1)	-	(1)	(5)	-	(8)	(1)	(9)	-	-	-	(36)	(36)	-	-	-	(1)	(44)	(45)
Amortisation of tangible, intangible and right of use assets	(48)	(89)	(24)	(29)	(26)	-	(216)	(32)	(248)	(16)	(13)	(29)	(23)	(81)	(8)	(8)	(2)	(32)	(307)	(339)
Adjusted for decommissioning and inventory amortisation	(1)	-	-	-	-	-	(1)	-	(1)	-	-	-	2	2	1	1	-	-	2	2
Corporate administration, marketing and related expenses	-	-	-	-	-	1	1	-	1	-	-	-	-	-	-	-	31	-	32	32
Lease payment sustaining	6	1	-	6	6	-	19	(2)	17	4	1	1	-	6	2	2	-	(2)	27	25
Sustaining exploration and study costs	3	-	-	-	-	1	4	-	4	-	3	-	3	6	-	-	-	-	10	10
Total sustaining capital expenditure	46	32	49	8	25	-	160	26	186	28	18	23	12	81	13	13	1	26	255	281
All-in sustaining costs [4]	175	141	144	113	99	2	674	114	788	125	126	110	80	441	47	47	38	114	1,200	1,314
Gold sold - oz (000)	120	135	68	73	68	-	464	84	548	51	45	58	47	201	15	15	-	84	680	764
All-in sustaining costs per ounce - $/oz [1]	1,464	1,041	2,109	1,558	1,459	-	1,453	1,355	1,438	2,439	2,804	1,902	1,691	2,190	3,105	3,105	-	1,355	1,766	1,720

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.



APPENDIX B | TOTAL CASH COSTS

Q3 2025

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	170	198	118	128	100	714	123	837	110	118	115	121	464	40	40	7	123	1,225	1,348
- By-product revenue	(1)	(1)	-	(1)	(5)	(8)	(1)	(9)	-	-	-	(36)	(36)	-	-	-	(1)	(44)	(45)
- Inventory change	8	-	2	2	1	13	2	15	2	(12)	3	(5)	(12)	1	1	-	2	2	4
- Amortisation of tangible assets	(43)	(89)	(24)	(23)	(21)	(200)	(32)	(232)	(12)	(12)	(27)	(23)	(74)	(6)	(6)	(2)	(32)	(282)	(314)
- Amortisation of right of use assets	(5)	-	-	(6)	(5)	(16)	-	(16)	(4)	(1)	(2)	-	(7)	(2)	(2)	-	-	(25)	(25)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(3)	(1)	(4)	-	-	(8)	-	(8)	-	(2)	(10)	(8)	(20)	2	2	-	-	(26)	(26)
- Retrenchment costs	-	-	-	-	(1)	(1)	-	(1)	-	-	-	-	-	-	-	-	-	(1)	(1)
Total cash costs [4]	126	107	92	100	70	495	92	587	96	90	79	49	314	35	35	4	92	848	940
Gold produced - oz (000)	125	135	69	73	71	473	86	559	52	39	60	43	194	15	15	-	86	682	768
Total cash costs per ounce - $/oz [1]	1,010	793	1,331	1,364	983	1,045	1,068	1,049	1,844	2,331	1,321	1,139	1,624	2,253	2,253	-	1,068	1,244	1,225

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.



APPENDIX A | ALL-IN SUSTAINING COSTS

NINE MONTHS ENDED SEPTEMBER 2025

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	520	568	320	369	271	-	2,048	336	2,384	326	418	316	347	1,407	108	108	34	336	3,597	3,933
By-product revenue	(3)	(2)	(1)	(3)	(14)	-	(23)	(2)	(25)	(1)	-	-	(94)	(95)	-	-	-	(2)	(118)	(120)
Amortisation of tangible, intangible and right of use assets	(129)	(258)	(66)	(76)	(74)	-	(603)	(79)	(682)	(45)	(46)	(85)	(60)	(236)	(22)	(22)	(4)	(79)	(865)	(944)
Adjusted for decommissioning and inventory amortisation	(2)	-	-	-	-	-	(2)	-	(2)	1	-	-	2	3	1	1	-	-	2	2
Corporate administration, marketing and related expenses	-	-	-	-	-	2	2	-	2	-	-	-	-	-	-	-	91	-	93	93
Lease payment sustaining	17	2	-	16	18	1	54	(1)	53	11	4	3	-	18	6	6	2	(1)	80	79
Sustaining exploration and study costs	9	-	-	-	-	1	10	-	10	1	6	2	4	13	-	-	-	-	23	23
Total sustaining capital expenditure	166	101	127	22	77	2	495	50	545	58	49	62	43	212	33	33	1	50	741	791
All-in sustaining costs [4]	577	411	380	328	278	6	1,980	305	2,285	350	430	298	243	1,321	126	126	125	305	3,552	3,857
Gold sold - oz (000)	385	389	190	214	193	-	1,371	219	1,590	170	210	148	143	671	41	41	-	219	2,083	2,302
All-in sustaining costs per ounce - $/oz [1]	1,497	1,059	2,004	1,537	1,438	-	1,445	1,392	1,438	2,055	2,043	2,021	1,695	1,967	3,051	3,051	-	1,392	1,706	1,676

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.



APPENDIX B | TOTAL CASH COSTS

NINE MONTHS ENDED SEPTEMBER 2025

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [(2)]	Non-managed joint ventures	Managed operations	Group Total [(3)]
Cost of sales	520	568	320	369	271	2,048	336	2,384	326	418	316	347	1,407	108	108	34	336	3,597	3,933
- By-product revenue	(3)	(2)	(1)	(3)	(14)	(23)	(2)	(25)	(1)	-	-	(94)	(95)	-	-	-	(2)	(118)	(120)
- Inventory change	(5)	(13)	7	1	3	(7)	6	(1)	6	(13)	3	(7)	(11)	1	1	-	6	(17)	(11)
- Amortisation of tangible assets	(112)	(257)	(66)	(59)	(60)	(554)	(78)	(632)	(35)	(42)	(81)	(60)	(218)	(18)	(18)	(2)	(78)	(792)	(870)
- Amortisation of right of use assets	(17)	(1)	-	(17)	(14)	(49)	(1)	(50)	(10)	(4)	(4)	-	(18)	(4)	(4)	(2)	(1)	(73)	(74)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(7)	(2)	(8)	-	-	(17)	(5)	(22)	-	(4)	(14)	(13)	(31)	4	4	(1)	(5)	(45)	(50)
- Retrenchment costs	-	-	-	-	(1)	(1)	-	(1)	-	-	-	(1)	(1)	-	-	-	-	(2)	(2)
Total cash costs [(4)]	376	292	253	291	185	1,397	256	1,653	286	354	221	172	1,033	91	91	29	256	2,550	2,806
Gold produced - oz (000)	379	381	194	212	196	1,362	224	1,586	174	204	149	137	664	42	42	-	224	2,068	2,292
Total cash costs per ounce - $/oz [(1)]	993	765	1,306	1,372	944	1,026	1,145	1,043	1,646	1,735	1,480	1,253	1,555	2,184	2,184	-	1,145	1,233	1,224

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) “Total cash costs per ounce” and “all-in sustaining costs per ounce” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

APPENDIX C | ADJUSTED EBITDA



ADJUSTED EBITDA

US Dollar million, except as otherwise noted	Quarter ended Sep 2025 Unaudited	Quarter ended Sep 2024 Unaudited	Nine months ended Sep 2025 Unaudited	Nine months ended Sep 2024 Unaudited
Adjusted EBITDA [1]				
Profit before taxation	**1,057**	394	**2,832**	974
Add back:				
Finance costs and unwinding of obligations	**81**	42	**166**	126
Finance income	**(43)**	(33)	**(114)**	(122)
Amortisation of tangible, right of use and intangible assets	**307**	184	**865**	513
Other amortisation	**(2)**	(2)	**-**	1
Associates and joint ventures share of amortisation, interest, taxation and other	**123**	77	**292**	198
EBITDA	**1,523**	662	**4,041**	1,690
Adjustments:				
Foreign exchange and fair value adjustments	**12**	21	**57**	46
Unrealised non-hedge derivative loss	**-**	5	**-**	22
Care and maintenance costs	**7**	35	**18**	80
Retrenchment and related costs	**11**	9	**25**	10
Impairment (reversal of impairment), (derecognition of assets) and profit (loss) on disposal	**3**	13	**(22)**	14
Joint ventures share of costs	**-**	1	**-**	1
Adjusted EBITDA	**1,556**	746	**4,119**	1,863

[1] *EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.*
Rounding of figures may result in computational discrepancies.



ADJUSTED NET DEBT (CASH) [1]

US Dollar million, except as otherwise noted	As at Sep 2025 Unaudited	As at Sep 2024 Unaudited	As at Dec 2024 Unaudited
Borrowings - non-current portion	2,025	1,939	1,901
Borrowings - current portion	96	200	83
Lease liabilities - non-current portion	126	84	65
Lease liabilities - current portion	54	80	76
Total borrowings	2,301	2,303	2,125
Less: Cash and cash equivalent, net of bank overdraft	(2,532)	(1,225)	(1,397)
Net debt (cash)	(231)	1,078	728
Adjustments:			
IFRS 16 lease adjustments	(169)	(146)	(126)
Unamortised portion of borrowing costs	17	27	26
Cash restricted for use	(67)	(53)	(61)
Adjusted net debt (cash) [2]	(450)	906	567
Adjusted net debt (cash) to Adjusted EBITDA ratio	(0.09) :1	0.37 :1	0.21 :1
Total borrowings to profit before taxation	0.65 :1	2.06 :1	1.27 :1

[1]*Net debt (cash) (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.*
[2] *Adjusted net debt (cash) at 30 September 2025 was ($450m).*
Rounding of figures may result in computational discrepancies.



FREE CASH FLOW

US Dollar million, except as otherwise noted	Quarter ended Sep 2025 Unaudited	Quarter ended Sep 2024 Unaudited	Nine months ended Sep 2025 Unaudited	Nine months ended Sep 2024 Unaudited
Net cash flow from operating activities [1] [2]	**1,419**	606	**3,162**	1,278
Repayment of loans advanced to joint ventures	**—**	49	**77**	139
Dividends paid to non-controlling interests	**(157)**	(7)	**(386)**	(7)
Operating cash flow	**1,262**	648	**2,853**	1,410
Capital expenditure on tangible and intangible assets	**(342)**	(267)	**(995)**	(757)
Free cash flow	**920**	381	**1,858**	653

[1] *Includes landowner taxes paid in May 2025 of $37m.*

[2] *Includes working capital movements as per table below.*

(Increase) decrease in inventories	**(54)**	(57)	**(35)**	(23)
(Increase) decrease in trade receivables	**5**	(2)	**(181)**	(121)
(Decrease) increase in trade payables	**155**	88	**14**	13
Movement in working capital	**106**	29	**(202)**	(131)

Rounding of figures may result in computational discrepancies.



FREE CASH FLOW MARGIN

US Dollar million, except as otherwise noted	Quarter ended Sep 2025 Unaudited	Quarter ended Sep 2024 Unaudited	Nine months ended Sep 2025 Unaudited	Nine months ended Sep 2024 Unaudited
Free cash flow (refer Appendix E)	**920**	381	**1,858**	653
Dividends paid to non-controlling interests	**157**	7	**386**	7
Free cash flow before dividends paid to non-controlling interests	**1,077**	388	**2,244**	660
Gold income	**2,373**	1,466	**6,707**	3,957
Free cash flow margin	**45%**	26%	**33%**	17%



APPENDIX G | GUIDANCE 2025 – 2026

GROWING MARGINS AND SHAREHOLDER RETURNS

		2025	2026
Gold production (koz)	**Group**	**2,900 – 3,225**	**2,900 – 3,225**
	Managed operations	2,590 – 2,885	
	Non-managed operations	310 – 340	
	Africa	1,935 – 2,160	
	Australia	500 – 550	
	Americas	465 – 515	
Costs (1) ($/oz)	**Group All-in sustaining costs**	**1,580 – 1,705**	**1,580 – 1,705**
	Managed operations	1,600 – 1,725	
	Non-managed operations	1,160 – 1,260	
	Africa	1,530	
	Australia	1,700	
	Americas	1,700	
	Group Total cash costs	**1,125 – 1,225**	**1,125 – 1,225**
	Managed operations	1,130 – 1,230	
	Non-managed operations	970 – 1,050	
	Africa	1,090	
	Australia	1,425	
	Americas	1,225	
Capital Expenditure (1) ($m)	**Group Total capital expenditure**	**1,620 – 1,770**	**1,710 – 1,860**
	Managed operations	1,505 – 1,635	
	Non-managed operations	115 – 135	
	Group Sustaining capital expenditure	**1,085 – 1,185**	**1,085 – 1,185**
	Managed operations	1,035 – 1,125	
	Non-managed operations	50 – 60	
	Group Non-sustaining capital expenditure	**535 - 585**	**625 – 675**
	Managed operations	470 - 510	
	Non-managed operations	65 – 75	

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl. Outlook economic assumptions for 2026 guidance are as follows: $0.67/A$, BRL5.96/$, AP1,254/$, ZAR18.00/$ and Brent $70/bbl. Production and cash flow are expected to be weighted towards Q4 2025, given timing of production and sales at certain assets.

Cost and capital forecast ranges for 2025 are expressed in “nominal” terms. “Nominal” cash flows are current price term cash flows that have been inflated into future value, using an appropriate “inflation” rate. Cost and capital forecast ranges for 2026 are expressed in “real” terms. “Real” cash flows are adjusted for “inflation” in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.



FREE CASH FLOW

US Dollar million, except as otherwise noted	Year ended Dec 2024 Unaudited
Operating cash flow [1]	484
Capital expenditure on tangible and intangible assets	(196)
Free cash flow	288

(1) Includes working capital movements as per table below.

(Increase) decrease in inventories	(60)
(Increase) decrease in trade receivables	(95)
(Decrease) increase in trade payables	3
Movement in working capital	(152)

Rounding of figures may result in computational discrepancies.